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                                July 20, 2020

       Ching Jaw
       Chief Financial Officer
       Cytokinetics, Inc.
       280 East Grand Avenue
       South San Francisco, CA 94080

                                                        Re: Cytokinetics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 4, 2020
                                                            File No. 000-50633

       Dear Mr. Jaw:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       General

   1. We note that on March 3, 2020 and May 6, 2020 you posted your earnings releases on your website. Please
tell us why these earnings releases were not filed in accordance with Item 2.02 of Form
8-K.
       Note 4 - Fair Value Measurements, page 73

   2. We note that the fair value of the liability related to the sale of future royalties is based on your current estimates
of future royalties expected to be paid and are considered Level 3 inputs in the fair
value hierarchy. Please revise future filings to disclose the following or tell us why such
disclosure is not required:

                                                              Quantitative
information about the significant unobservable inputs used in the fair value measurement
of the liability;
 Ching Jaw
Cytokinetics, Inc.
July 20, 2020
Page 2
                Reconciliation of the beginning and ending balances for recurring fair value measurements categorized within Level 3;
                Narrative description of the sensitivity of the fair value measurement to changes in the unobservable inputs.

         Refer to ASC 820-10-50-2(bbb)(2), 50-2(c), and 50-2(g) respectively.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameChing Jaw                                    Sincerely,
Comapany NameCytokinetics, Inc.
                                                               Division of
Corporation Finance
July 20, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName